

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2017

Mail Stop 4720

<u>Via E-Mail</u>
Mr. Kenneth V. Moreland
Chief Financial Officer
T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, MD 21202

   Re: T. Rowe Price Group, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2016
     Filed February 7, 2017
     File No. 000-32191

Dear Mr. Moreland:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ Hugh West

         Accounting Branch Chief
         Office of Financial Services